UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Coding Autism, LLC

Legal status of issuer

  Form
  Limited Liability Company

  Jurisdiction of Incorporation/Organization
  California

  Date of organization
  June 14, 2016

Physical address of issuer
20096 Knollwood Dr. Saratoga, CA 95070

Website of issuer
www.codingautism.com

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
A commission equivalent to 2% of the Securities sold through this Offering

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:

☑   Yes

☐   No

Oversubscriptions will be allocated:

☐   Pro-rata basis

☑   First-come, first-served basis

☐   Other:

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
December 31, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end (December 31, 2016)	**Prior fiscal year-end (December 31, 2015)**
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

November 13, 2017

FORM C

Up to $107,000.00

Coding Autism, LLC



Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Coding Autism, a California limited liability company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $50.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 2% of the Securities being sold through this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$50.00	$2.50	$47.50

Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$107,000.00	$5,350.00	$101,650.00

(1) This excludes fees to Company's, advisors, such as attorneys and accountants.
(2) OpenDeal Inc. dba "Republic" will receive 2% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.codingautism.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is November 13, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: www.codingautism.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Coding Autism (the "Company") is a California limited liability company, formed on June 14, 2016.

The Company is located at 20096 Knollwood Dr., Saratoga, CA 95070.

The Company's website is www.codingautism.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

We provide STEM and social skills training for autistic teens and adults via online training, in person workshops, and a certificate vocational program. We charge a flat fee tuition rate for our services, which is due and payable at the start of the services.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	25,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	25,000*
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	107,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	107,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$50.00
Offering deadline	December 31, 2017
Use of proceeds	See the description of the use of proceeds on page 19 hereof.
Voting Rights	See the description of the voting rights on page 26 hereof.

*The total number of SAFEs outstanding is subject to increase in an amount equivalent to OpenDeal Inc. dba Republic's commission of 2% of the Securities issued in the Offering(s).

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue and do not foresee generating any revenue in the near future; therefore, we rely on external financing.

We are a startup company and our business model currently focuses on getting our minimum viable product off the ground rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements for several months assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;
* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
* The rate of progress and cost of development activities;
* The need to respond to technological changes and increased competition;
* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
* Sales and marketing efforts to bring these new product candidates to market;
* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were organized under the laws of California on June 14, 2016. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize our in-person coding immersive, 1:1 coaching services, and our online social skills training program. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our in-person coding immersive, 1:1 coaching services, and our online social skills training program will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company's success depends on the experience and skill of the managers, its executive officers and key employees.

In particular, the Company is dependent on Oliver Thornton, Andrea Vu Chasko, and Austen Weinhart who are the Chief Executive Officer, Chief Innovation Officer, and Chief Operating Officer of the Company, respectively. The Company has or intends to enter into employment agreements with Oliver Thornton, Andrea Vu Chasko and Austen Weinhart although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Oliver Thornton, Andrea Vu Chasko, and Austen Weinhart or any manager or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Oliver Thornton, Andrea Vu Chasko, and Austen Weinhart in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Oliver Thornton, Andrea Vu Chasko, and/or Austen Weinhart die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
* our ability to effectively manage our working capital;
* our ability to satisfy consumer demands in a timely and cost-effective manner;
* pricing and availability of labor and materials;
* our inability to adjust certain fixed costs and expenses for changes in demand;
* shifts in geographic concentration of customers, supplies and labor pools; and
* seasonal fluctuations in demand and our revenue.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.
From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe on one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, and adversely affect our renewal rates, financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient

resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacturing, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE. Because the Units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE may also adversely affect the price that you might be able to obtain for the Units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, the Company's current owners of 20% or more beneficially own up to 99.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any manager or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Securities do not have a discount rate.

The Securities do not have a discount rate, which would be applied to the conversion price of the Securities based on the price of a future equity financing. Convertible securities often provide a discount rate, which is applied to the price of the future financing to determine the conversion price. For instance, if the future equity financing were priced at $10 per share, convertible securities that incorporated a discount rate might be convertible at $8 per share. Such discount rate benefits the convertible security holders, who receive more securities from the conversion than the purchase price of their convertible securities would suggest. The Securities do not have a discount rate and thus, will be convertible at the price established by the future equity financing regardless of the price of such future securities or the future valuation of the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
We provide STEM and social skills training for autistic teens and adults via online training, in person workshops, and a certificate vocational program. We charge a flat fee tuition rate for our services, which is due and payable at the start of the services.

Business Plan
For details of the Business Plan, please see the Offering Page attached hereto in Exhibit C.

History of the Business
Coding Autism was formed in June 2016 by Oliver Thornton and Austen Weinhart, and full-time operations started taking place after April 2017. Since its inception, Coding Autism has conducted research to hone in on product market fit, successfully raised $52,855 and $46,212 from rewards-based crowdfunding and convertible notes respectively, on-boarded a new co-founder Andrea Vu Chasko, and started the development of our curriculum for our in-person coding program. Coding Autism has also been featured in Mashable, Yahoo Tech, The Mighty, Autism Speaks, and the International Business Times. Coding Autism is based out of the San Francisco Bay Area.

The Company's Products and/or Services

Product / Service	Description	Current Market
Online Coding and Social Skills Program	Our online coding and social skills programs allow students to learn the fundamentals of coding from anywhere in the world. Presentation and communication skills sold in packages of eight one-hour sessions, these programs open up the STEM funnel for kids, teens, and young adults. With a strong fundamental base, students will be encouraged to pursue STEM-related studies and professions. The themes of these programs vary throughout the year.	We currently have 5 pilots launching: two groups for individuals 13-15 years old, one group for individuals 16-17 years old, and two groups for individuals 18+ years old. Each group consists of 8-10 participants.

Certificate Vocational Program	An approximately 20 week immersive coding and social skills certificate program for autistics 18+ year old. This includes 1:1 life skills and career coaching as well as assistance with job placement.	We currently have over 200 autistics that are interested in attending our first pilot.
1:1 Coaching and Tutoring	We currently offer 1:1 Career coaching, life skills, and social skills training along with technical tutoring.	This is of high demand as many autistics find it hard to transition or obtain employment.

We have no new products in development.

We offer our online coding program and 1:1 coaching and tutoring via our online website. The online coding program is conducted in a Skype-like format where the instructors facilitate their teachings to the students. 1:1 online coaching and tutoring operates in a similar format. Coding Autism is also in the process of developing our in-person coding boot camp, which will take place in a physical location in Los Angeles, CA. This program will launch in late Q1 of 2018.

Competition
The Company's primary competitors are Coding Dojo, Stem 3 Academy, Specialisterne, Full Stack Academy, and General Assembly.

We compete most directly with other coding boot camps marketed to teens and adults. We also compete with organizations who do job placement for autistics. General competition in the coding industry includes services provided by multinational corporations with significant financial resources. These competitors can use their resources and scale to rapidly respond to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities. Demonstrating the quality and value of our products are the critical factors for the success of our company.

Supply Chain and Customer Base
Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

Our customers are autistic individuals and their families throughout the United States.

The Company is dependent on the following customers:

Customer or Description	Service/product provided	Percent revenue
Autistic individuals - teens to adults	Online coding and social skills, certificate coding program, and 1:1 coaching and tutoring.	100.0%

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Country
87/562,450	035	CODING AUTISM	August 9, 2017	United States

Governmental/Regulatory Approval and Compliance
The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Operate for a Non-Institutionalized Non-Accredited	Bureau for Postsecondary Education	Grant or Not Granted	February 15, 2018	To be determined

Our business has been and will continue to be subject to the Bureau for Private Postsecondary and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation
None

Other
The Company's principal address is 20096 Knollwood Dr., Saratoga, CA 95070

The Company does not have any additional addresses.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Campaign marketing expenses or related reimbursement	3.00%	$750	1.40%	$1,500
Estimated Attorney Fees	8.00%	$2,000	9.35%	$10,000
Estimated Accountant/Auditor Fees	1.00%	$250	1.87%	$2,000
General Marketing	3.00%	$750	3.74%	$4,000
Research and Development	2.00%	$500	4.67%	$5,000
Equipment Purchases	10.00%	$2,500	5.61%	$16,000
Future Wages	50.00%	$12,500	23.36%	$20,000
Accrued expenses of managers, officers, or employees	10.00%	$2,500	11.22%	$12,000
General Working Capital	0.00%	$0	9.35%	$5,000

Leased office space	13.00%	$3,250	6.07%	$6,500
Leased classroom and lab space	0.00%	$0	23.36%	$25,000
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The two line items in which fees may change are future wages and leased classroom and lab space. If the leased classroom and lab space fees are less than estimated, the funds will go towards future wages for hiring more qualified coding and social skills facilitators.

MANAGERS, OFFICERS AND EMPLOYEES

Managers
The managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Oliver Thornton

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager and Chief Executive Officer: 06/14/2016-Current.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

1.) Compass (May 2016-Current): Real Estate Agent and Partner of The Thornton Team
2.) Keller Williams (January 2015-May 2016): Real Estate Agent and Partner of The Thornton Team
3.) California Lutheran University Delta Sigma Pi (September 2015-May 2016): President and Co-Founder

Education
1.) California Lutheran University: BA in Business: Emphasis in Management, August 2014-May 2016
2.) Kaplan Real Estate Education: Coursework completed for Real Estate Salesperson License, March 2014-June 2014
3.) University of Arizona: Coursework in Business Administration, August 2011-December 2013

Name
Austen Weinhart

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager and Chief Operating Officer: 06/14/2016-Current.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
1.) Event Farm (July 2015-March 2017): Front-End Developer/QA Engineer Employment.
2.) Collectista (April 2014- March 2015): Digital Coordinator Employment.
3.) Ivy Worldwide (January 2012-November 2013): Marketing Coordinator Employment.

Education
1.) General Assembly: Web Development Certification, 2015
2.) University of California, Berkeley: BA in Media Studies, August 2010-May 2012
3.) Santa Monica College: Coursework in Communications, 2010-2012

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Oliver Thornton

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager and Chief Executive Officer: 06/14/2016-Current.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

1.) Compass (May 2016-Current): Real Estate Agent and Partner of The Thornton Team
2.) Keller Williams (January 2015-May 2016): Real Estate Agent and Partner of The Thornton Team
3.) California Lutheran University Delta Sigma Pi (September 2015-May 2016): President and Co-Founder

Education
1.) California Lutheran University: BA in Business: Emphasis in Management, August 2014-May 2016
2.) Kaplan Real Estate Education: Coursework completed for Real Estate Salesperson License, March 2014-June 2014
3.) University of Arizona: Coursework in Business Administration, August 2011-December 2013

Name
Andrea Vu Chasko

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Innovation Officer: 07/01/2017-Current.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
1.) We All Matter (WAM Consulting) (January 2017-Current): Leadership and Diversity Engagement Consultant Coach Employment Dates.
2.) Forbes Coaches Council (June 2017-Current): Career and Life Skills Coach Employment.
3.) Google (October 2013-October 2016): Program Manager, Leadership and Diversity Learning Programs Employment.
4.) Google (May 2011-October 2013): Learning & Development Specialist Employment.

Education
1.) University of California, Berkeley: Certificate, Human Resource Management, 2017-Current
2.) University of Pennsylvania: Certificate, Culture Driven Team Building, 2017
3.) Co-Active CTI Coaching, Coaching Certification, 2017
4.) University of California, Berkeley: BA in Human and Community Development, August 2003-May 2007

Name
Austen Weinhart

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager and Chief Operating Officer: 06/14/2016-Current.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
1.) Event Farm (July 2015-March 2017): Front-End Developer/QA Engineer Employment.
2.) Collectista (April 2014- March 2015): Digital Coordinator Employment.
3.) Ivy Worldwide (January 2012-November 2013): Marketing Coordinator Employment.

Education
1.) General Assembly: Web Development Certification, 2015
2.) University of California, Berkeley: BA in Media Studies, August 2010-May 2012
3.) Santa Monica College: Coursework in Communications, 2010-2012

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in Los Angeles, California and San Francisco, California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Convertible Note Convertible Notes
Amount outstanding	46,212
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Any conversion of these convertible notes will reduce the future percentage ownership of holders of the Securities issued in this Offering.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	1.77%

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Crowdfunder.com (6 different investors)
Amount outstanding	$46,212.00
Interest rate and payment schedule	1% per year for 5 years
Amortization schedule	None
Describe any collateral or security	None
Maturity date	July 1, 2021
Other material terms	The convertible note debt of $46,212 will automatically transform into equity into Coding Autism once that

					particular raise has reached $100,000. The equity would then be converted at a valuation of $2.6M.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	7	$46,212.00	Program development, compensation to founders (minimal amount allowed), marketing expenses, and operating expenses.	March 31, 2017	Rule 506(c)

Valuation
Based on the Offering price of the Securities, there has been no pre-Offering value ascribed to the Company.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
A majority of the Company is owned by a two people. Those people are Oliver Thornton and Austen Weinhart. It is contemplated that Andrea Vu Chasko will acquire 1/3 of the equity currently held by Oliver Thornton and Austen Weinhart, but final agreement and structure has not been reached.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Oliver Thornton	50.0%
Austen Weinhart	50.0%

Following the Offering, upon conversion, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$0.00

Operations
The Company intends to achieve profitability in the next 12 months by launching its first in-person coding immersive program.

Liquidity and Capital Resources
The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically the launch of the in-person coding immersive. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company has the following sources of capital in addition to the proceeds from the Offering:
Coding Autism raised $52,855 through the rewards based crowdfunding campaign platform StartSomeGood and $46,212 through convertible notes from 6 different investors at a $2.6M valuation through Crowdfunder.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
None.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 107,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 31, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis. Fractional units are offered and anticipated to be sold if Minimum Amount is reached.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $50.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
A commission equivalent to 2% of the Securities sold through this Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is KoreConX Corp.

The Securities
We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), upon conversion, we will have 2,425 membership interest units outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to:

(a) if the valuation of the Company immediately prior to such Equity Financing is less than or equal to $2,600,000.00, the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by the lowest price per unit of the Securities sold in such Equity Financing;

OR

(b) if the valuation of the Company immediately prior to such Equity Financing is greater than $2,600,000.00, the quotient obtained by dividing the Purchase Amount by the Safe Price (see below).

The applicable denominator that is used above (either the lowest price per share of Securities sold in such Equity Financing or the Safe Price) shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

The "Safe Price" is equal to $2,600,000.00 divided by the "Fully Diluted Capitalization," which is the aggregate number of issued and outstanding membership interest units, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible notes and all outstanding vested or unvested options or warrants to purchase membership interest units, but excluding (i) the issuance of all shares of membership interest units reserved and available for future issuance under any of the Company's existing equity inventive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (a) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (b) a number of membership interest units in the Company equal to the Purchase Amount divided by the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting Securities entitled to elect the Company's managers, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting Securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of membership interest units most recently issued equal to the Purchase Amount divided by the First Financing Price. Membership interest units granted in connection therewith shall have the same liquidation rights and preferences as the units issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of membership interest units then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of units as determined in good faith by the Company's managers at the time of the Dissolution Event) and all holders of units.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms
- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of membership interest units to be issued is based on the occurrence of future events.
- The Company is organized as a limited liability company. All interests in the Company are held as membership interest Units. Any reference in this Offering to "preferred shares", "capital shares" or other terms commonly associated with ownership of any type of interest in a corporation, instead refer and shall be deemed to refer to membership interest units in a limited liability company. The Company is not a corporation.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED,

BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest
The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Oliver Thornton
(Signature)

Oliver Thornton
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Oliver Thornton
(Signature)

Oliver Thornton
(Name)

Manager
(Title)

11/13/17
(Date)

/s/Austen Weinhart
(Signature)

Austen Weinhart
(Name)

Manager
(Title)

11/13/17
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the managers or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS
Exhibit A   Financial Statements
Exhibit B   Video Transcript
Exhibit C   Offering Page

EXHIBIT A
Financial Statements

CODING AUTISM, LLC

Unaudited Financial Statements for the Period from

June 14, 2016 (Inception) to December 31, 2016


CODING AUTISM, LLC
BALANCE SHEET
As of December 31, 2016
(Unaudited)


ASSETS

Current Assets:		
Cash and cash equivalents	$	0
Total Current Assets		0
TOTAL ASSETS	$	0

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities:		
Current Liabilities:		
Accounts Payable	$	0
Total Liabilities		0
TOTAL LIABILITIES		0
Members' Equity:		
Member Units (2,400 Units issued and outstanding)		2,000
Retained Earnings		(2,000)
Total Members' Equity		0
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	0

CODING AUTISM, LLC
STATEMENT OF OPERATIONS
For the Period from June 14, 2016 (Inception) to December 31, 2016
(Unaudited)

Revenues	$	0
Cost of revenues		0
Gross Profit (Loss)		0
Operating Expenses:		
General and administrative		0
Sales and marketing		0
Organizational expenses		2,000
Total Operating Expenses		2,000
Operating Income (Loss)		(2,000)
Provision for Income Taxes		0
Net Loss	$	(2,000)

CODING AUTISM, LLC
STATEMENT OF MEMBERS' CAPITAL
For the Period from June 14, 2016 (Inception) to December 31, 2016
(Unaudited)

	Membership Units	Amount	Accumulated Deficit	Total Members' Capital
Balance as of Inception	0	$ 0	$ 0	$ 0
Issuance of membership units to founding stockholders	2,400	2,000	0	2,000
Net Income (loss)	0	0	(2,000)	(2,000)
Balance as of December 31, 2016	2,400	$ 2,000	$ (2,000)	$ 2,000

CODING AUTISM, LLC
STATEMENT OF CASH FLOWS
For the Period from June 14, 2016 (Inception) to December 31, 2016
(Unaudited)

Cash Flows From Operating Activities	
Net Loss	$ (2,000)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
(Decrease) Increase in accrued expenses	0
Net Cash Used In Operating Activities	0
Cash Flows From Investing Activities	
Purchase of property and equipment	0
Net Cash Used In Investing Activities	0
Cash Flows From Financing Activities	
Issuance of membership units	2,000
Net Cash Provided By Financing Activities	2,000
Net Change In Cash and Cash Equivalents	0
Cash and Cash Equivalents at Beginning of Period	0
Cash and Cash Equivalents at End of Period	$ 0
Supplemental Disclosure of Cash Flow Information	
Cash paid for interest	$ 0
Cash paid for income taxes	0

CODING AUTISM, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

Coding Autism, LLC. (which may be referred to as the "Company," "we," "us," or "our") is a professional coaching and training company that trains adults on the autism spectrum in professional skills such as software engineering, quality assurance, and web development. Coaching and training is provided through immersive programs, bootcamps, resume workshops, career counseling, interview preparation, and coaching and mentorship.

The Company incorporated on June 14, 2016 in the State of California. The Company is headquartered in California. The Company did not begin operations until 2017.

Since Inception, the Company has relied on securing loans to fund its operations. As of December 31, 2016, the Company had no working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2016, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2016, the Company had no cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31,

6

2016, the Company did not have any outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had not acquired any fixed assets as of December 31, 2016.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2016 as the Company had not begun operations. The Company is taxed as a Partnership for federal, state and local income taxes.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2016, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2016, the Company had not begun recognizing any sales.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed

7

as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019.   We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has not yet filed its corporate income tax return for the period ended December 31, 2016, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the year ended December 31, 2016.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 5 – MEMBERS' EQUITY

Issuance of Membership Units

In June 2016, the Company issued 1,200 membership units for $1,000 each to the two original founders for a total of $2,000 for 2,400 membership units. The membership units are expected to vest over three years based on a combination of time and milestone requirements and is subject to repurchase by the Company based on termination of the founder or a change of control of the Company ("Repurchase Option"). The Company is in the process of revising the Repurchase Option to incorporate the time and milestone requirements as part of the vesting of the membership units.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss for the year ending December 31, 2016. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 7) and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Issuance of Convertible Notes

From June to September 2017, the Company issued $46,212 of convertible notes. The convertible notes mature five years from the effective date and interest accrues at 1% per year. The convertible notes are automatically convertible into membership units on the completion of the $1,000,000 in cumulative gross proceeds from the sale of convertible notes ("Qualified Financing") at the rate of $1,000 of principal and accrued interest converted into one membership unit ("Conversion Price"). In the event that the Company does not complete a Qualified Financing or sale of the company prior to the maturity date, the holder of the convertible notes can elect to have the principal and accrued interest repaid in cash or converted at the Conversion Price. If the Company is sold prior to the maturity date, the holder of the convertible notes can elect to have the principal and accrued interest repaid in cash or converted at the Conversion Price

Issuance of Restricted Stock

In September 2017, the Company added a founder and the Company expects to enter into an agreement to grant restricted shares whereby each of the three founders will own one-third (1/3) of the Company. The equity will vest over three years based on a combination of time and milestone requirements. The Company will enter into a Repurchase Option as a condition of the grant which will govern the terms of the Company's ability to repurchase unvested shares based on termination or a change of control of the Company.

Anticipated Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to 107,000 SAFEs ("Simple Agreement for Future Equity") for up to $107,000. The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $107,000 maximum. The Company must receive commitments from investors totaling the minimum amount by December 31, 2017 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through October31, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Video Transcript

CODING AUTISM – REPUBLIC.CO VIDEO TRANSCRIPT

TESTIMONIAL 1 (T1)
I was diagnosed with autism when I was 2 years old.

TESTIMONIAL 2 (T2)
I was diagnosed when I was 13 years old.

TESTIMONIAL 3 (T3)
..at 39 years old, 1 month ago.

TEXT
1 in 68 adults are diagnosed with autism

T1
The doctors told my parents that I would never be able to speak, or be able to learn, or do nothing like that

T2
The kids with my type of disorders were the weird or odd kids

TESTIMONIAL 4 (T4)
Some of the questions I've been asked are "Am I different?", "Is there something wrong with me?", "What happened when I was a baby?"...stuff like that. And it hurts.

TEXT
There are an estimated 500,000 vacant engineering and programming jobs in the US each year. Less than 1% of those jobs are employed by people on the autism spectrum.

OLIVER THORNTON (CEO AND CO-FOUNDER)
My desire to create an opportunity for people on the spectrum to maximize their potential and learn a skillset that is not only lucrative but also provides a lot of growth opportunities is one of the major reasons I started Coding Autism. I was diagnosed with autism shortly after my brother was diagnosed. They placed us in programs that may not have necessarily been the most accurate programs for us, and essentially may have been more regressive.

TEXT
80% of people diagnosed with autism are forced to take jobs below their skill level or are faced with unemployment.

OLIVER
In terms of my brother, when he is placed in the right environment, whether he has got the right mentorship that caters towards someone on the spectrum (anything of that nature) he tends to thrive at certain things.

AUSTEN WEINHART (COO AND CO-FOUNDER)
There are a lot of programs out there that aren't benefitting people on the autism spectrum the way they could be. Autistic minds all manifest in very different ways. They all have very unique ways of learning, of processing information, of interacting with the world, and a

program like our can really embrace these differences and turn them into strengths, rather than hinderances.

OLIVER
There are companies in today's marketplace, such as Microsoft and SAP, that have already implemented their own autism pilot programs for hiring and one of the biggest problems they have is that a lot of autistic individuals aren't trained in these skill sets. So what we're doing, we are creating a formula for success for autistic individuals to thrive in their professions and their lives.

AUSTEN
What differentiates us from a standard program is smaller class sizes, occupational therapy, onsite counseling, advocacy, mentorship, socialization, networking, building a portfolio which they can use to apply to full-time positions, and the eventual goal of job placement with ongoing support.

T2
After going through high school and getting into the technology industry, it was a way to make me feel more comfortable with who I am, and it showed me that there are a lot of people out there that deal with the same things.

T4
I think a lot of autistic people like to do coding because it keeps your mind going. It gives you something to do that's new and fun and exciting.

T3
There are many people out there that are very well known, people that are very successful, so that gave me a lot of hope...that you can have Asperger's and follow whatever your passion is.

OLIVER
To make this dream a reality, we need your support. Please share this video with your closest friends, family, and tech community, your fellow educators, and anyone else you think might be able to make a contribution.

EXHIBIT C
Offering Page

Republic

For investors   For companies   About   Blog   ✉ 1   ⚡

Coding Autism

Switch to edit mode

Navigating autistics into meaningful STEM related studies and careers

SOCIAL IMPACT   EDUCATION   EMPLOYMENT   STEM   TECH

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To be featured on:

MEET THE DRAPERS

FIRST EQUITY CROWDFUNDING
REALITY TV SERIES

Deal Highlights

- Widening the STEM Funnel with Autistic Talent

- Empowering autistic adults to gain meaningful employment through professional and social skills training

- Opportunity to invest in a social enterprise with major growth potential

- Featured in Mashable, Yahoo Tech, Autism Speaks, and The Mighty

- 200+ applicants on our wait list for 15 slot in-person certificate pilot program

- Less than 5 days for 5 cohorts for the children/teen program to fill up

- Support the funnel of autistic talent interested in STEM from middle school to highschool to universities or vocational programs through Coding Autism's Robotics

Deal terms



Funding goal *i*	Investment size
$25K – $107K	min $50, max $107K

Type of security
Crowd Safe · Learn more

Discount	Valuation cap
0%	$2,500,000

Perks

Get additional perks from Coding Autism for your investment



INVEST
$50

RECEIVE
Thank you note and social media shout out from the founders of Coding Autism.

INVEST
$100

Program.

- Featured on:



Mashable, The Mighty, Autism Speaks, The Daily Californian (dailycal.org), Yahoo!

Our Mission

Coding Autism inspires the next generation of neurodiverse STEM leaders by helping identify, develop, and support STEM learning at a young age and keep students engaged through high school and into vocational programs or universities. For neurodiverse adults, we are providing integrated technical and social skills training that reduce the overall un/underemployment rate by finding them meaningful STEM employment and assisting organizations who are looking for untapped talent to fill their computer science related roles.

Our Pitch



</>
CODING/AUTISM
Navigating Autistics into Meaningful STEM related studies and careers.

Our Story

We are a team of autistic and neurodiverse individuals seeking to challenge stigma by helping people with disabilities achieve skills that lead to independence, meaningful work, meaningful relationships and to be of value to their community.

RECEIVE
Limited Edition Coding Autism Notebook and Sticker

INVEST
$150
RECEIVE
Limited Edition Coding Autism Mug

INVEST
$500
RECEIVE
Have your company name branded on our website and Coding Autism Swag bag

INVEST
$1,000
RECEIVE
30 minute Skype session with the founders and company name branded on our website

INVEST
$2,500
RECEIVE
Received a signed composite of the participants of our inaugural in-person coding bootcamp and listed as official sponsor on our Coding Autism site and Limited Edition T-Shirt.
QUANTITY
Limited (12 left of 12)

INVEST
$5,000
RECEIVE
All of the above plus meet the founders in person in San Francisco for a lunch or dinner ($500 reimbursed towards travel expenses)
QUANTITY
Limited (5 left of 5)

INVEST
$10,000
RECEIVE
All of the above plus become our Robotics Class sponsor listed on our site and ability to name the robot you helped purchase.
QUANTITY
Limited (5 left of 5)

INVEST
$25,000
RECEIVE
Become our Robotics Class sponsor listed on our site and ability to name 2 robots you helped purchase. In addition, a thank you lunch or dinner with founders for 4 is

Our Business Model

Coding Autism provides a suite of services for autistic teens and adults, all centered around building vocational skills, social/communication skills, and overall independence.

All of our products are tuition-based. Clients (or their families) pay to enroll in our programs. Clients may be able to get partially reimbursed for vocational training by the Department of Rehab, or the Regional Center.

I. Adult In-Person Coding and Social Skills Certificate Program





Computer Science
Front End Development
Back End Development
Databases
Tools & Best Practices
Industry Sponsorship/ Mentorship
20 WEEKS
Emotional Intelligence
SKILLS TO WORK
Work Ethic and Skills
HEALTHY LIVING
Health and Wellness
PEOPLE SKILLS
People & Life Skills
CAREERS
Career Coaching
Financial Independence
MINDFULNESS BASED STRESS REDUCTION

Our premiere coding bootcamp for autistic adults. This is a 20 week, full-time course where students will be learning the fundamental skills necessary to secure an entry-level web developer job. We cover both front-end and back-end skills, and fully integrate them with social and career skills training. By the end of the course, students will walk away with a portfolio of full-stack web applications which they can use when applying to their first developer jobs.

II. Online Coding and Social Skills for Beginners



included.

INVEST

$50,000 or more

RECEIVE

Become our main Robotics and Computer Lab Sponsor with official ribbon cutting ceremony. Name the lab and 2 robots that your generous donation helped purchased. In addition, a thank you dinner with founders for 4 is included.

QUANTITY

Limited (1 left of 1)

Documents

Official filing on SEC.gov

Form C

Company documents

No documents added yet.

Our online coding and social skills programs allow students to learn the fundamentals of coding from anywhere in the world. Presentation and communication skills sold in packages of eight one-hour sessions, these programs open up the STEM funnel for kids, teens, and young adults. With a strong fundamental base, students will be encouraged to pursue STEM-related studies and professions. The themes of these programs vary throughout the year.

III. STEM Robotics Workshop



To help widen the STEM funnel, Coding Autism has recognized that we must identify, develop, and support autistic STEM talent starting at a much younger age. We are identifying and recruiting autistic talent starting in middle school and engaging that talent through our coding program and soon through our STEM Robotics Program. The more we can teach kids how to apply science, technology, engineering, and mathematics to the real world, the more successful they will be in the future; innovation and creativity become a foundation. Our goal is to acquire NAO robots which have been clinically used at universities across the US with autistic students successfully. NAO successfully bridges the communication for autistic kids and engagement levels have increased immensely. Students will have the ability to code and interact with NAO.

Social Skills and Career Coaching Services



Coding Autism provides individualized 1:1 career and social skills coaching for autistics of all ages. Because these services are individualized, rates and structure vary based on the needs of the individual. We also provide tutoring and individual learning services in coding and STEM.

Product Roadmap


Stage 1- Launched Q4 2017
• Online Coding and Social Skills Program for Youth and Young Adults. Programs are theme based and last 6-8weeks.
• 5 cohorts launched
• 13-24years old of age.
Stage 2 – Physical Launch Q1 2018
• 1:1 Technical Tutoring and Career and Life Skills Coaching &Tutoring
• Coding and Robotics Workshops launch
• Aimed for all ages
Stage 3 – Launching Q2 2018
• In-person 20 week technical training program with fully immersed social skills program and 1:1 coaching. Certificate program
Stage 4 – Launching Q1 2019
• Online Remote Certification Technical Program with fully immersed social skills and 1:1 coaching aimed towards 18+ years old.

Why Invest?

There is a lack of skilled technical talent to fill the 1.4+million open tech roles by 2020. More Autistics (34%) go into STEM related majors than neurotypicals (22%) and excel with less error rates. This is an un/undertapped talent pool and it is just in time. Invest and reap the rewards or be left behind.

- Harvard Business Review: Neurodiversity is a Competitive Advantage
- Forbes: Where is Autism Employment Heading in 2017?
- Huffington Post: Why More Companies are Eager to Hire People with Autism
- Fast Company: Microsoft Wants Autistic Coders. Can it Find Them and Keep Them?
- Inc: 50,000 People with Autism Needs Jobs This Year. Here's Why You Should Hire Them

Research has shown that typical autistic characteristics such as attention to detail,

affinity for repetitive tasks, and introversion are all traits that lend themselves to becoming a successful employee within the tech industry. For this reason, some researchers have dubbed autism the “Geek Syndrome”. With the $60k+ average annual salary for entry-level, full-time tech industry professionals and the anticipated 1.4 vacant tech job openings in the next 5 years, tech is an attractive industry for autistics to pursue careers in.

Over the last decade, companies such as Microsoft and SAP have implemented autism hiring initiatives. This was done not to combat autistic unemployment, but because they have seen that autistic adults can be exceptional employees and drive innovation when provided the right structure, mentorship, and on-boarding.

Publicly Announced Autism Hiring Divisions
Microsoft
SAP
hp
EY
Autism Hiring Divisions in Development
Google
Deloitte.
CATERPILLAR
New Relic.
+ many more companies
Autism-Majority Operated Tech Companies
mindspark
PLATINUMBAY technologies
Less Risk. More Success. Social Good.
ULTRA TESTING
Aspiritech
+ other companies





















Starting 2018, EEOC requires federal contractors to increase hires of people with disabilities from 7% to 12%.

Market Size

80%
Un/underemployed autistic adults in the US despite their academic credentials and intellectual capabilities
50-60K
# of autistic teens aging into adulthood each year
1.4mil
# of open computer science related roles by 2020
400K
Number of qualified STEM graduates each year leaving a >1million gap in unfilled computer science roles



34%

Percentage of autistics that major in STEM vs 22% for neurotypical



2-3%

Error rate of average autistic programmer vs up to 30% for neurotypicals



$60K

Average salary of coding bootcamp graduate



57.4%

Percentage of autistic teens that pursue postsecondary education

Financials

We are looking for financing to reach 1,200 ASD youths and adults through our STEM and Social Skills program online and in person by end of 2019.

$99,000 raised through crowdfunding to date

6 month runway without any other investments

$200,000 needed to increase runway through 2018.

Projected >$1.2million in revenue for 2019.

What Your Investment Goes Towards

Our vision and goal is for a state of the art non-traditional learning classroom for our Computer and Robotics Lab. Our students need room to move to learn and innovate. We will have moveable desks and chairs, NAO codeable and teaching robots, laptops with up to software, and experienced technical and neurodiverse staff. The classroom will have an open learning environment that is conducive to experimenting, innovating, and hackathons. There will be enough room for students to have their support and accommodations such as service and therapy dogs.





What is Autism?



Autism is a neurological variation that occurs in about one percent of the population and is classified as a developmental disability. Although it may be more common than previously thought, it is not a new condition and exists in all parts of the world, in both children and adults of all ages. While all Autistics are as unique as any other human beings, they share some characteristics typical of autism in common:

1. Different sensory experiences.

2. Non-standard ways of learning and approaching problem solving.

3. Deeply focused thinking and passionate interests in specific subjects.

4. Atypical, sometimes repetitive, movement.

5. Need for consistency, routine, and order.

6. Difficulties in understanding and expressing language as used in typical communication, both verbal and non-verbal.

7. Difficulties in understanding and expressing typical social interaction.

This material is adapted from the Autistic Self Advocacy Network's website.

Testimonials


"...was a true compliment to his Special Ed classes ...he was able to learn, play, compete and socialize in a safe and positive environment. Liam made lasting friendships, improved his social skills, and had FUN!" -L. Senauke, parent
"we are so excited for your program. You are going to change my daughters life"
"Coding Autism taps into the incredible talents and potential that exist in an autistic individual."
"great opportunity for a talented segment of our population that might otherwise be underutilized and continue to be underappreciated."

Invest in Coding Autism

About Coding Autism

Legal Name
Coding Autism, LLC

Founded
May 2016

Form
California LLC

Employees
3

Website
http://www.codingautism.com

Social Media

Headquarters


CHINATOWN
MacArthur Park
Philippe The Original
Grand Park
The Broad
LITTLE TOKYO
Los Angeles
7th St
S Union Ave
W 8th St
333 South Hope Street 36th Floor , Los Angeles, CA

Coding Autism team

Everyone helping build Coding Autism, not limited to employees



Oliver Thornton

CEO & Cofounder

Cal Lutheran University Alumni, Autistic, Marketing & Sales, passionate Disability Advocate





Austen Weinhart

COO & Cofounder

Cal Alumni, General Assembly graduate, Thinkful Facilitator, Developer and Engineer



Andrea Vu Chasko

CINO & Cofounder

Cal Alumni, Neurodiverse, 10+ years in Tech, !7+ years in disability & education, CTI Coaching, Diversity & Inclusion Advocate, 3rd startup





Ward MacDonald

Executive Coach



Michael Panesis

Entrepreneurship Advisor & Investor



Beth Brennan, Ph.D

Academic Advisor



Brian Weinhart

Legal Counsel/Advisor



Marc Jacobs

Technical Advisor



Tony Reilly, Ph.D

Instructional Design Advisor

Press

Article URL	**Add press**

The article should mention the company directly and come from a reputable source.



This coding startup trains autistic people to take on the tech industry



New Program Designed by Autistic People Teaches Those on the Spectrum to Code



Tech Giants Tap Into Autism Community for Fresh Talent

Voanews

Yahoo · Apr 19, 2017

People on the autism spectrum are getting the support and skills they need to break into the tech industry. And it's all thanks to a new ...

♥ 0   💬 0

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The Mighty · Apr 18, 2017

Across the U.S., more and more companies are looking for web developers as well as people who can code. This field of job growth can prov...

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One percent of the world's population is on the Autism Spectrum Disorder, a group of complex brain development disabilities. Most are une...

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What Inspired me to help improve the lives of people with autism

🧩 Autism Speaks

This blog post is by Oliver Thornton, CEO and Co-Founder of Coding Autism and an individual on the autism spectrum. In 1994, I was diagno...

♥ 0   💬 0

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FAQ

Is Coding Autism a non-profit?   ›

Will students get a degree? Are you accredited?

How do students apply? Are the students vetted?

Do you have classes for children?

When will Coding Autism be launching their 20 week vocational program?

Show all FAQ

Is Coding Autism a non-profit?

We are a for-profit LLC. As a for-profit business we will be able launch and scale more quickly by not having to rely on constant fundraising. This will allow us to make more reliable financial projections, and be able to compensate the best talent we can find.

Risks

No risk disclosures have been provided yet.

Discussion

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